Bigelow Income Properties, LLC
4801 Main, Suite 1000
Kansas City, Missouri 64112

September 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20002

Re:          Bigelow Income Properties, LLC (CIK #0001487239)
Request to Withdraw Registration Statement on Form S-11
SEC File Number:  333-165876

Ladies and Gentleman:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bigelow Income Properties, LLC (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form S-11 (Filer CIK #0001487239 - Registration No. 333-165876), which was declared effective by the Securities and Exchange Commission (the “Commission”) on March 24, 2011 along with any amendments and exhibits (the “Registration Statement”).

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Registrant is withdrawing the Registration Statement because it has found that it is not feasible to comply with the terms of state registration by coordination with Missouri or Kansas and is without resources to pursue alternative state registrations.

Please note that no securities have been offered or sold in connection with the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (816) 283-4625.

Very Truly Yours,

Signature: /s/ Charles Christian Kirley
Charles Christian Kirley
Manager of 2309 Holdings, LLC – Manager of Bigelow Income Properties, LLC